CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03007398

03 FEB 25 AM 7:21

Madrid, 10 February 2003

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/14

Translation
Original: Spanish

Notice is hereby given to the CNMV that, in accordance with article of association no. 16, the Second Vice Chairman, Mr. Florentino Braña Valdés, has left the Board of Directors of CORPORACION MAPFRE on 2 January 2003, having reached 70 years of age.

Madrid, 5 February 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.